UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                               CepTor Corporation
                                (Name of Issuer)
                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                             _______15671E105_______
                                 (CUSIP Number)

                              Susan W. Wiles, Esq.
                             Shefsky & Froelich Ltd.
                            444 North Michigan Avenue
                                   Suite 2500
                             Chicago, Illinois 60611
                                 (312) 527-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 9, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP NO. 15671E105
Page 2 of 10

1         NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Xechem International, Inc.  32-3284403

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                      (b)   |_|
3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OF PLACE OF ORGANIZATION

          Delaware

     NUMBER OF SHARES     7       SOLE VOTING POWER
       BENEFICIALLY
          OWNED                   3,794,593
         BY EACH
        REPORTING         8       SHARED VOTING POWER
          PERSON
          WITH:                   0

                          9       SOLE DISPOSITIVE POWER

                                  3,794,593

                          10      SHARED DISPOSITIVE POWER

                                  0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,794,593

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
          CERTAIN SHARES

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34%*

14        TYPE OF REPORTING PERSON

          CO
* The calculation of the foregoing percentage is based on the number of outstanding ordinary shares 10,310,011, on December 9, 2004, as set forth in the Merger Agreement (defined below).

CUSIP NO. 15671E105
Page 3 of 10

Item 1.     Security and Issuer.
            Common Stock, par value $0.0001 per share ("Common Stock")

            CepTor Corporation, formerly known as Medallion Crest Management, Inc. (the "Issuer")
            200 International Circle, Suite 5100
            Hunt Valley, MD  021030

Item 2.     Identity and Background.

            (a)   Xechem International, Inc.

            (b) Business Address: 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901-3279

            (c) Xechem International, Inc. is a fully integrated biopharmaceutical company focusing on phytopharmaceuticals and other proprietary technologies for orphan and other diseases. Included in its portfolio of products is an exclusive license to NICOSAN(R)/HEMOXIN(TM), a phytopharmaceutical product licensed from National Institute for Pharmaceutical Research and Development (NIPRD), Abuja, Nigeria, which has shown efficacy in treatment of the symptoms of Sickle Cell Disease
                  (SCD). Xechem's mission is to increase the quality of life for the people who suffer from these diseases.

            (d) During the past five years, none of Xechem International, Inc., nor any person listed in Schedule A has during the last five years (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (e) During the last five years, none of Xechem International, Inc., nor any person listed in Schedule A has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

            (f)   Delaware

                  The names, citizenship, business addresses, present principal occupation or employment, of the directors and officers of Xecehm International, Inc., are as set forth on Schedule A attached hereto and incorporated herein by reference.

Item 3.     Source and Amount of Funds or Other Consideration.

            On December 9, 2004, Xechem International, Inc., William Pursley, and CepTor Corporation, a Delaware corporation, and the wholly owned subsidiary of Xechem, entered into the Second Amendment to the CepTor Agreement Second Amendment.

                  The parties entered into the original CepTor Agreement on
            March 31, 2004, in order to provide a mechanism, for among other things, facilitating the independent financing of CepTor and a means of liquidity for Xechem.

            The parties entered into the Second Amendment as part of a merger. Medallion Crest Management, Inc., a Florida corporation, CepTor and CepTor Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Medallion ("Acquisition Corp.") entered into an Agreement of Merger and Plan of Reorganization, pursuant to which CepTor merged with and into Acquisition Corp, with CepTor surviving as the wholly owned subsidiary of Medallion. Pursuant to the Merger Agreement, Medallion acquired all of the outstanding capital stock of CepTor in exchange for issuing shares of Medallion's common stock, par value $0.0001 per share to CepTor's shareholders at a ratio of 2.165674 shares of Medallion common stock for each share of CepTor common stock outstanding at the effective time of the Merger, and assumed certain obligations of CepTor to holders of its outstanding indebtedness and others. As a result, the former shareholders of CepTor became shareholders of Medallion, and Medallion changed its corporate name to CepTor Corporation ("Medallion/CepTor").

            Xechem was the record holder of 1,800,000 issued and outstanding shares of common stock of CepTor, which following the Merger converted into 3,898,213 shares of Medallion common stock.

            As a condition to closing of the Merger Agreement, concurrently with the closing of the Merger, Medallion/CepTor sold to subscribers
            103.62 units (the "Offering"), pursuant to a private offering which is described in a Confidential Private Placement Memorandum of Medallion/CepTor, dated October 22, 2004, as supplemented November 16, 2004 (the "PPM").

            The CepTor Agreement provided for a put obligation with respect to the capital raised through the Offering (the "Put"). The number of shares of CepTor to be put by Xechem pursuant to the Put shall be that amount of shares equal to the quotient of: (a) twenty-five percent (25%) of the gross cash raised (before any commissions or other expenses) in each tranche of equity financing, divided by (b) the price per share of Medallion common stock, at which such equity tranche is raised. The Second Amendment revised the Put percent to ten percent (10%) pursuant to the requirement of the placement agent of the Offering. Under the terms of the PPM, Medallion/CepTor was raising a minimum of $2.5 million and a maximum of $6.0 million from the offering of Units, subject to an over-allotment option ($900,000). Each Unit consisted of one share of Series A Convertible Preferred Stock and a warrant for 5,000 shares of Medallion/CepTor common stock, exercisable at $2.50 per share. Units were offered by the placement agent for sale at $25,000 per Unit. Shares of Series A Convertible Preferred Stock were convertible into 10,000 shares of Medallion/CepTor common stock.

            Therefore, under the PPM, assuming gross Offering proceeds of $2.5 million from the sale of 100 Units, the Company would exercise its Put for $250,000 in cancellation of 100,000 shares ($2,500,000 x .10 = $250,000/$2.50 = 100,000); and assuming gross proceeds of $6 million from the sale of 240 Units, the Company would exercise its Put for $600,000 in cancellation of 240,000 shares ($6,000,000 x .10 = $600,000/$2.50 = 240,000). In no event, may one or more exercises of the Put result in any amount in excess of $2.0 million being redeemed by Medallion/CepTor.

            Medallion/CepTor sold $2,590,500 or 103.62 Units pursuant to an initial closing of the Offering. Therefore, according to the terms of the Second Amendment, Xechem Put and Medallion/CepTor redeemed 103,620 shares of its Medallion/CepTor stock at $2.50 per share for a total consideration of $259,050 ($2,590,500 x .10 = $259,050/$2.50
            = 103,620). Following the Put/redemption, Xechem currently owns 3,794,593 shares of Medallion/CepTor stock.

            Each further tranche for shares of equity to be sold by Medallion/CepTor subsequent to the Offering will result in the exercise of the Put by the Company, and shall be priced at the issue price per share for the tranche of equity corresponding to the Put to the greatest extent that is consistent with the principles identified herein. Xechem's Put (and Medallion/CepTor's redemption obligation) will cease once Xechem has put $2.0 million, in the aggregate to Medallion/CepTor.

            Pursuant to the terms of the CepTor Agreements, Xechem shall continue to be entitled to the royalty of two percent (2%) of gross revenues received by Medallion/CepTor with respect to the sale or licensing of products incorporating any of the CepTor intellectual property owned by CepTor on the effective date of the CepTor Agreement.

                  Finally, the shares of Medallion/CepTor common stock issued to
            Xechem pursuant to the Merger after giving effect to the Put (the "Company Common Stock") are subject to a lock-up agreement amongst the parties to the Second Amendment as follows: the Xechem will not sell its Company Common Stock for a period of six months following the effective date of the registration of the securities sold through the Offering; thereafter, Xechem may sell an amount equal to up to fifty percent (50%) of the Company Common Stock until the first anniversary of the effective date of the registration, at which time Xechem will be free to sell all its shares of Company Common Stock. If the shares of Medallion/CepTor common stock issued pursuant to the Offering are not registered within six months following the termination of the Offering, then the Company Common Stock shall be under a lock up agreement for a period of one year following the termination of the Offering, at which time Xechem may sell up to fifty percent (50%) of its Company Common Stock, with the ability to sell all of its Company Common Stock eighteen months following the termination of the Offering.

            The descriptions of the Merger, the Merger Agreement, the CepTor Agreement, and the Second Amendment included in this draft are not complete, and are qualified in their entirety by reference to the appropriate documents which are filed as Exhibits and are incorporated herein by reference.

Item 4.     Purpose of Transaction.

            See the response to Item 3.

            After the Initial Closing, the Issuer had outstanding 10,310,011 shares of common stock, 103.62 shares of preferred stock (convertible into 1,036,200 shares of common stock), warrants to purchase 518,100 shares of common stock issued in the Offering, and additional warrants or options to purchase 901,089 shares of common stock. After giving effect to the Merger, the Offering, and the surrender of 3,315,500 shares of common stock, 1,850,000 shares of common stock constitute the freely-tradeable shares or "public float" of CepTor. Shares of the CepTor's common stock were approved for trading under the symbol (CEPO.OB) on the Over the Counter (OTC) Bulletin Board Market commencing on December 13, 2004.

            Lock-up Agreements. Shares of common stock issued pursuant to the Merger are subject to various lock-up agreements that provide restrictions on the future sale of common stock by certain holders. These lock-up agreements provide, in general, as follows: Xechem, the controlling stockholder of CepTor prior to the Merger and owner of approximately 34% of the voting securities of the CepTor following the Initial Closing (27% on a fully-diluted basis) may not sell any of its shares for a period of six months following the effective date of registration of shares purchased in the Offering and may only sell up to 50% percent thereafter until one-year following registration; and shares held by the participants in the Founders' Stock Plan who own approximately 27% of the voting securities of CepTor, collectively, following the Initial Closing

            (21% on a fully-diluted basis) may only sell 10% of such shares immediately, 10% on the six month anniversary following issuance, and the balance upon initiation of a Phase III clinical trial for CepTor's "Myodor" technology for muscular dystrophy, unless accelerated by the CepTor's Compensation Committee or board of directors. All lock-up agreements expire 24 months after the Closing Date.

            Registration Statement. CepTor agreed to file a "resale" registration statement with the SEC on or before February 6, 2005, covering all shares of common stock underlying the preferred stock and underlying the warrants (including shares of common stock and underlying warrants issued to the Placement Agent in the Offering) and all shares of common stock issued to the Placement Agent. CepTor has agreed that it will maintain the effectiveness of the "resale" registration statement until December 7, 2005, after which time exempt sales pursuant to Rule 144 may be permitted. CepTor will use its best efforts to respond to any SEC comments to the "resale" registration statement on or prior to the date which is 20 business days from the date such comments are received, but in any event not later than 30 business days from the date such comments are received. The Company has agreed to use its best efforts to have such "resale" registration statement declared effective by the SEC as soon as possible after the initial filing date.

            If CepTor fails to (i) file the Registration Statement with the SEC on or prior to the date that is 180 days after the Closing Date, or
            (ii) respond to any SEC comments to the Registration Statement on or prior to the date which is 20 days after the date such comments are received, then CepTor shall be obligated to issue to purchasers of Units additional shares of common stock computed as follows: on the first day that CepTor has failed to file, or has failed to respond to SEC comments concerning the Registration Statement, as the case may be, CepTor shall issue to the purchasers of Units shares of common stock equal to 2% percent of the number of shares of common stock involved in such failure to file or respond, and an additional 2% upon the expiration of each 30 day period following the initial failure, provided that all penalty shares shall be excluded from the determination, up to a maximum of 12%.

            CepTor will offer additional "piggy-back" registration to certain additional holders of common stock and may file separate registration statements for common stock issued to Xechem, under the Founders' Stock Plan, under the 2004 Incentive Plan, and for certain other holders.

            Changes Resulting From the Merger. CepTor (formerly known as Medallion Crest Management, Inc. intends to carry on CepTor's business as its sole line of business. CepTor is based in Hunt Valley, Maryland and is a development-stage bio-pharmaceutical company focusing on therapeutic products for neuromuscular and neurodegenerative diseases. Medallion/CepTor has relocated its principal executive offices to those of CepTor at 200 International Circle, Suite 5100, Hunt Valley, MD 21030.

            On December 2, 2004, a majority of the outstanding shares of the common stock of Medallion agreed, by written consent in lieu of a meeting and without the need to solicit votes, pending completion of the Merger to, among other things:

                  --change the corporate name from Medallion Crest Management,
            Inc. to CepTor Corporation in the state of Florida and elsewhere where Medallion/CepTor shall continue to conduct its business upon effectiveness of the Merger;

                  --authorize issuance of the preferred stock;

                  --assume CepTor's Founders' Stock Plan and 2004 Incentive
            Stock Plan, and all related actions taken by the Board of CepTor prior to closing, which plans Medallion assumed in connection with the Merger; and

                  --appoint William Pursley (an approximately 19.6% shareholder of Xechem and Leonard Mudry (a former director of Xechem), both of whom were directors of CepTor as the directors of Medallion/CepTor.

            On December 7, 2004, a majority of the board of directors of Medallion approved resolutions by written consent to, among other things:

                  --authorize the Merger and Offering; and

                  --assume CepTor's outstanding indebtedness by Medallion and issuance of new indebtedness convertible at $1.25 per share into common stock pursuant to the Merger.

            On December 9, 2004, a majority of the board of directors of Medallion approved resolutions by written consent to, among other things:

                  --reserve for future issuance shares of common stock
            sufficient to effect the conversion of all preferred stock, warrants, options, and convertible indebtedness;

                  --authorize the further merger of Medallion and CepTor to
            change the domicile of Medallion to Delaware and collapse the parent-subsidiary relationship of Medallion and CepTor; and

                  --register under the Securities Acts all applicable shares;
            and

                  --take such other action as is necessary or appropriate to consummate the transactions consisting of the Merger, the Offering, and related transactions.


Item 5.     Interest in Securities of the Issuer.

            (a) The Filing Person beneficially owns 3,794,593 shares of Common Stock of the Issuer. Such shares represent approximately 34% of the outstanding shares of Common Stock of the Issuer (based on 10,310,011 shares outstanding as of December 9, 2004).

            (b) The Filing Person has sole dispositive and voting power with respect to 3,794,593 shares of Common Stock of the Issuer. Such shares represent approximately 34% of the outstanding shares of Common Stock of the Issuer (based on 10,310,011 shares outstanding as of December 9, 2004).

            (c) Except as described in Item 4 above, within the past 60 days, none of the persons named has engaged in any transactions relating to the class of shares reported on.

            (d) No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by the Filing Person.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See the response to Item 4.

Item 7.     Material to be filed as Exhibits.

            1. Agreement of Merger and Plan of Reorganization by and among Medallion Crest Management, Inc., a Florida corporation, CepTor and CepTor Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Medallion.

            2. Second Amendment to the CepTor Agreement, dated December 9, 2004, by and among Xechem International, Inc., a Delaware corporation, William Pursley and CepTor Corporation, a Delaware Corporation.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2004

                                            By:/s/ Stephen F. Burg
                                            ----------------------

                                                   Stephen F. Burg

                                               Member Board of Directors

                                   SCHEDULE A

             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

      Following is a list of each executive officer and director of Xechem International, Inc., setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, decree, or final order enjoining future violations of or state securities laws or finding any violation with respect to such laws.

Directors and Executive officers

---------------------------------------------------------------------------------------
Name                    Principal Occupation         Address
---------------------------------------------------------------------------------------
Ramesh C. Pandey,       Chairman and Chief           Xechem International, Inc.
Ph.D.                   Executive Officer            New Brunswick Technology Center
Chairman of Board of                                 100 Jersey Avenue, Bldg. B-310
Directors                                            New Brunswick, NJ  08901

---------------------------------------------------------------------------------------
Stephen F. Burg         Consultant                   3257 Winged Foot Drive
Member Board of                                      Fairfield, CA  94533
Directors
---------------------------------------------------------------------------------------
Soji Adelaja, Ph.D.     --John A. Hannah             Michigan State University
Member Board of         Distinguished Professor in   317 Manly Miles Building
Directors               Land Policy                  East Lansing, Michigan  48824-5243
                        --Research Director,
                        Victor Institute for
                        Responsible Land
                        Development and Use
---------------------------------------------------------------------------------------